Exhibit 99.1

Silvercorp Announces the Construction Plan and Schedule for the Development of the El Domo Project

Trading Symbol: TSX/NYSE American: SVM

VANCOUVER, BC, April 23, 2025 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) (the "Company") is pleased to announce its construction budget for the development of the El Domo Project (the "Project"). The Company is targeting bringing the Project into production by the end of 2026 at an estimated cost of $240.5 million, comparable to the $247.6 million estimate in the feasibility study (NI 43-101 Technical Report - Feasibility Study - Curipamba El Domo Project, Central Ecuador) published in 2021 ("2021 Feasibility Study").

As discussed in its January 7, 2025 Press Release, the Company has been building upon the 2021 Feasibility Study, with work to date focusing on:

  Advanced Detailed Engineering for: a) Optimized design with Klohn Crippen Berger (KCB) for the Tailings Storage Facilities ("TSF"), Saprolite Waste Dump ("SWD"), and non-contact water channels; b) Optimized open pit mine design for mining, stripping, and scheduling, and coordinated the mining schedule with ongoing tailings dam construction by internal mining engineers; and c) Detailed Engineering Design for the process plant and equipment selection by Yantai Jinpeng Mining Machinery Co., Ltd and Yantai Orient Metallurgical Design and Research Institute Co., Ltd (together "Jinpeng"), a China certified Engineering Design, Manufacture and Construction Group which has provided design, equipment, and construction for mining process plants in China and internationally.
  Advanced Project Infrastructure for: a) Optimized designs for a new public bypass road and internal operational haul roads; b) Executed a powerline contract with the Ecuadorian state-owned power company (CNEL EP) and initiated bidding process for contractor selection; and c) permitting and sourcing for standby diesel power generators for the dry season, as climate change has impacted the power supply situation in Ecuador.
  Produced Project Materials Balance for: a) Bid Package 1: Construction of temporary camp, TSF to starter dam phase, SWD, non-contact water channels, internal haul roads, and preparation of the process plant site and permanent camp site; b) Bid Package 2: Open Pit Mining, stripping and ongoing tailings dam raises using stripped waste rocks; c) Bid Package 3: Construction of the process plant, tailings discharge and reclaim water systems, water treatment plants, permanent camp, and other site infrastructures; d) Bid Package 4 for the construction of the Power line; and e) Bid Package 5 for the diesel power generators.

Capital Cost Estimate Details

The table below summarizes the schedule and costs to construct the El Domo Project:

		Fiscal 2026	Fiscal 2027	Total
		($ Million)	($ Million)	($ Million)
1	Package #1 - Site preparation/Roads/Channels/TSF/SWD	$29.2	$18.2	$47.5
2	Package #2 - Open Pit Mining and Stripping	7.0	32.0	39.0
3	Package #3 - Processing Plant Construction and Equipment	14.0	19.0	33.0
4	Temporary and Permanent Camps	2.0	5.0	7.0
5	Packages #4,5 -Site Infrastructure (bypass roads, powerline, standby diesel generators, water treatment plant)	16.0	17.0	33.0
	Direct costs sub-total	$68.2	$91.2	$159.5
6	Owner's Contingency	13.6	18.3	31.9
7	Owner's Cost	12.0	18.0	30.0
8	Value added tax (VAT)	8.2	10.9	19.1
	Total	$102.0	$138.4	$240.5

Package #1 - Site Preparation/Roads/Channel/TSF

The commercial contract for Package #1 was awarded in January 2025 to CRCC 14 Bureau Group Co. Ltd. ("CRCC 14"), a company with a regional headquarters in Quito, and over ten years operating experience in Ecuador building infrastructure in open pit mines and in the heavy civil construction sector. CCRC 14 has been on-site conducting various earthworks since January 2025.

The estimated capital costs for Package #1 are based on the unit prices as indicated in the contract multiplied by the design quantities of each activity. The table below summarizes the estimated schedule and costs for Package #1.

	Fiscal 2026	Fiscal 2027	Total
	($ Million)	($ Million)	($ Million)
Package #1
Site Preparation	10.4	—	10.5
TSF	2.8	8.4	11.2
Roads	5.7	3.0	8.7
Channels	6.2	6.4	12.6
Other (SWD)	4.1	0.4	4.5
Package #1	$29.2	$18.2	$47.5

Package #2 – Open Pit Mining and Stripping

The cost estimates are based on the optimized mine plan, which is based on the 2021 Feasibility Study, and the initial quotations received from interested contractors on a "Unit Cost" basis, that is the cost of drilling, blasting and removing each cubic metre of rock a certain distance. The Company has not yet awarded the commercial contract for Package #2. The table below summarizes the estimated schedule and costs for Package #2.

	Fiscal 2026	Fiscal 2027	Total
	($ Million)	($ Million)	($ Million)
Package #2
Stripping	5.5	24.0	29.5
Ore Mining	—	0.1	0.1
Other	1.5	7.9	9.4
Package #2 – Open pit Mining and Stripping	$7.0	$32.0	$39.0

The Company expects to commence stripping of the open pit in August 2025, and a total of 5.4 million cubic metres of sediments and waste rocks will be stripped and among this, 3.5 million cubic metres of non-acid generation (NAG) waste rock will be used to build the starter dam and Stage 2 dam of the TSF, permanent camp foundation, and 43,000 tonnes of ore to be produced by the end of 2026. With this stripping of waste rocks, ore in pit, ready to be mined, is expected to be 550,000 cubic metres to support three years of ore production.

Package #3 - Processing Plant Construction and Equipment

The Company has engaged Jinpeng to complete the detailed engineering design of the processing plant based on the 2021 Feasibility Study. Jinpeng is also finalizing the detailed flowsheet, equipment selection and cost estimates for the processing plant construction and equipment. The improvements from the design of the 2021 Feasibility Study are to build a steel-framed building to cover run of ore to avoid tropical storm leaching, and to cover all equipment and operational facilities with steel-framed building. The cost estimates are based on the engineering design, initial bidding price for major equipment from international vendors, market prices for minor equipment in China plus shipping cost, current construction cost in Ecuador.

	Fiscal 2026	Fiscal 2027	Total
	($ Million)	($ Million)	($ Million)
Package #3
Run of Mine Platform/Shack + Crushing	1.4	0.8	2.2
Grinding and Cyclone Facilities	2.1	3.2	5.3
Flotation Workshop Facilities	3.3	5.3	8.6
Concentrate/Tailings Dewatering Facility	1.4	2.1	3.5
Process Water Supply/TSF Water Reclaim System	1.0	1.6	2.6
Laboratory/Maintenance/Electrical/Automation	1.9	2.5	4.4
General Layout Engineering	0.5	0.7	1.2
Other	2.4	2.8	5.2
Package #3 – Processing plant construction and equipment	$14.0	$19.0	$33.0

The total cost for the processing plant and equipment is estimated at $33.0 million. The major equipment bid process and ordering are expected to be completed by the end of May 2025. Construction of the main plant and auxiliary facilities are expected to commence in September 2025, with major equipment installation expected to commence in May 2026. The Company expects to complete construction and equipment installation by November 2026, with commissioning of the process plant occurring in December 2026.

Power line construction and Stand-by Diesel Power Generators

The Company is currently updating the engineering work for the power line construction and is in the process of selecting contractors to construct the power line. The construction of the power line is expected to be initiated in May 2025 and completed in 13-17 months. The Company has also sourced diesel power generators as standby and emergency power to satisfy Ecuador market conditions. The standby diesel power generators are expected to be in operation before the completion of the process plant.

Cost estimates comparison

Compared to the cost estimate of $247.6 million in the 2021 Feasibility Study, differences are:

  Direct costs reduced by $32.6 million to $159.5 million from $192 million, due to savings by employing a Unit Cost contract and detailed engineering;
  VAT reduced by $5.9 million to $19.1 million from $25 million due to reduction of direct costs;
  Contingency increased by $9.9 million to $31.9 million from $22.0 million; and
  Owner's costs and burn rates increased by $20.0 million to $30.0 million from $10 million.

Guoliang Ma, P. Geo., Manager of Exploration and Resource of the Company, is the Qualified Person for Silvercorp for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects and has reviewed and approved the technical information contained in this news release.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cash flow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information

Silvercorp Metals Inc.

Lon Shaver

President

Phone: (604) 669-9397

Toll Free 1(888) 224-1881

Email: investor@silvercorp.ca

Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

This news release includes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable securities laws relating to, among other things statements regarding the construction schedule, duration, and costs for the development of the El Domo project, ore tonnage in 2026 and subsequent three year production, and striping ratio etc. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking information may in some cases be identified by words such as "will", "anticipates", "expects", "intends" and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors, including fluctuating commodity prices; recent market events and condition; estimation of mineral resources, mineral reserves and mineralization and metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; climate change; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into existing operations; permits and licences for mining and exploration in China; title to properties; non-controlling interest shareholders; acquisition of commercially mineable mineral rights; financing; competition; operations and political conditions; regulatory environment in China; regulatory environment and political climate in Bolivia and Ecuador; integration and operations of Adventus; environmental risks; natural disasters; dependence on management and key personnel; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; conflicts of interest; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; outcome of current or future litigation or regulatory actions; bringing actions and enforcing judgments under U.S. securities laws; cyber-security risks; public health crises; the Company's investment in New Pacific Metals Corp. and Tincorp Metals Inc.; and the other risk factors described in the Company's Annual Information Form and other filings with Canadian and U.S. regulators on www.sedarplus.ca and www.sec.gov; could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents expectations as of the date of this news release and is subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

A comprehensive discussion of other risks that impact Silvercorp can also be found in their public reports and filings which are available under its profile at www.sedarplus.ca.

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SOURCE Silvercorp Metals Inc.

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%CIK: 0001340677

CO: Silvercorp Metals Inc.

CNW 08:00e 23-APR-25